                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULES 13d-1(b) AND (c)  AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2
                            (Amendment No.    )/1/
                                           ---


                       FlexiInternational Software, Inc.
              --------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
              --------------------------------------------------
                        (Title of Class of Securities)


                                  338923 10 5
              --------------------------------------------------
                                (CUSIP Number)

                                  ----------





--------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
CUSIP NO.  338923 10 5             13G                    PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS CAPITAL FUND III LIMITED PARTNERSHIP

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,137,773 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,137,773 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,137,773 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
CUSIP NO.  338923 10 5            13G                    PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS VENTURE PARTNERS III LIMITED PARTNERSHIP

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,137,773 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING              None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                           1,137,773 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       1,137,773 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
CUSIP NO.  338923 10 5            13G                    PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS VENTURE PARTNERS, INC.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,137,773 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,137,773 (See Item 4)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,137,773 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

            FlexiInternational Software, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2 Enterprise Drive
            Shelton, Connecticut 06484

Item 2(a).  Name of Person Filing:

               This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Primus Capital Fund III Limited Partnership ("PCF III"), an Ohio limited partnership, by virtue of its direct beneficial ownership of 1,137,773 shares of common stock, par value $.01 per share (the "Common Stock"), of FlexiInternational Software, Inc., a Delaware corporation (the "Company"); (ii) Primus Venture Partners III Limited Partnership ("PVP LP"), an Ohio limited partnership, as the sole general partner of PCF III; and (iii) Primus Venture Partners, Inc. ("PVP Inc."), an Ohio corporation, as the sole general partner of PVP LP. PCF III, PVP LP and PVP Inc. are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 1998, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of the relationships among such Reporting Persons described in this
            Schedule 13G. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this
            Schedule 13G.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of each of the
            Reporting Persons is c/o Primus Venture Partners, 5900 Landerbrook Drive, Suite 200, Mayfield Heights, OH 44124.

Item 2(c).  Citizenship:

                 Each of PCF III and PVP LP are limited partnerships organized under the laws of the State of Ohio and PVP Inc. is a corporation organized under the laws of the State of Ohio.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share.

Item 2(e).  CUSIP No.:

            338923 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not Applicable.

Item 4.     Ownership:

            (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1997, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

                 Primus Capital Fund III Limited Partnership. PCF III has the
            shared power to vote and to dispose of 1,137,773 shares of Common Stock currently held by PCF III, constituting approximately 7.1% of the outstanding Common Stock.

                 Primus Venture Partners III Limited Partnership. PVP LP, as the
            sole general partner of PCF III, may be deemed to have the shared power to vote and to dispose of 1,137,773 shares of Common Stock currently held by PCF III, which constitutes approximately 7.1% of the outstanding Common Stock. The filing of this Schedule 13G by PVP LP shall not be considered an admission that PVP LP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF III

                  Primus Venture Partners, Inc. PVP Inc., as the sole general partner of PVP LP, may be deemed to have the shared power to vote and to dispose of 1,137,773 shares of Common Stock currently held by PCF III, which constitutes approximately 7.1% of the outstanding Common Stock. The filing of this Schedule 13G by PVP Inc. shall not be considered an admission that PVP Inc. is, for the purpose of
            Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF III.

                PVP Inc. has five shareholders and directors, Loyal W. Wilson, James T. Bartlett, Kevin J. McGinty, William C. Mulligan and Jonathan
          E. Dick.

                 Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 1,137,773 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 7.1% of the outstanding Common Stock as of December 31, 1997. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 16,042,008 shares of Common Stock outstanding on or about December 12, 1997, as disclosed in the Company's Final Prospectus dated on or about December 12, 1997 as filed under Rule 424(b) promulgated under the Securities Act of 1933, as amended. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          See response to Item 4. Any such interest does not relate to more than five percent of the Common Stock outstanding as of December 31, 1997.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.


                                 Page 7 to 10

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1998

                                     PRIMUS CAPITAL FUND III LIMITED
                                     PARTNERSHIP

                                     By:   Primus Venture Partners III Limited
                                           Partnership
                                     Its:  General Partner

                                     By:   Primus Venture Partners, Inc.
                                     Its:  General Partner

                                     By:   /s/ Loyal W. Wilson
                                           ----------------------------------
                                     Its:  President
                                           ----------------------------------


                                     PRIMUS VENTURE PARTNERS III LIMITED
                                     PARTNERSHIP

                                     By:   Primus Venture Partners, Inc.
                                     Its:  General Partner

                                     By:   /s/ Loyal W. Wilson
                                           ----------------------------------

                                     Its:  President
                                           ----------------------------------


                                     PRIMUS VENTURE PARTNERS, INC.

                                     By:   /s/ Loyal W. Wilson
                                           ----------------------------------

                                     Its:  President
                                           ----------------------------------

                                                                       Exhibit A
                                                                       ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                             ---------------------


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii)  Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 10, 1998

                                    PRIMUS CAPITAL FUND III LIMITED PARTNERSHIP

                                    By:   Primus Venture Partners III Limited
                                          Partnership
                                    Its:  General Partner

                                    By:   Primus Venture Partners, Inc.
                                    Its:  General Partner

                                    By:   /s/ Loyal W. Wilson
                                          --------------------------------------
                                    Its:  President
                                          --------------------------------------


                                    PRIMUS VENTURE PARTNERS III LIMITED
                                    PARTNERSHIP

                                    By:   Primus Venture Partners, Inc.
                                    Its:  General Partner

                                    By:   /s/ Loyal W. Wilson
                                          --------------------------------------
                                    Its:  President
                                          --------------------------------------

                                    PRIMUS VENTURE PARTNERS, INC.

                                    By:     /s/ Loyal W. Wilson
                                         ---------------------------------------

                                    Its:     President
                                         ---------------------------------------